www.excellonresources.com

EXCELLON REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS

Toronto, Ontario – August 1, 2019 – Excellon Resources Inc. (TSX:EXN; OTC:EXLLF) (“Excellon” or the “Company”) is pleased to report financial results for the three- and six-month periods ended June 30, 2019.

Q2 2019 Financial Highlights (compared to Q2 2018)

●	All-in sustaining cost per Ag oz payable (“AISC”) excluding non-cash items of $16.11 versus $21.97 in Q1 2019 (Q2 2018 – $7.15)
●	Strong revenue of $8.7 million despite lower metal prices (Q2 2018 – $9.9 million)
●	Silver equivalent (“AgEq”) production of 582,937 ounces (Q2 2018 – 637,205 AgEq ounces)
●	AgEq ounces payable sold of 660,292 (Q2 2018 – 568,370 AgEq ounces payable)
●	Mined tonnage 30% higher in H1 2019 versus H2 2018
●	Gross profit of $0.7 million (Q2 2018 – $3.9 million)
●	Total cash cost per Ag oz payable of $9.18 (Q2 2018 – negative $1.07)
●	Net loss of $2.2 million or $0.02/share (Q2 2018 – net income of $1.3 million or $0.01/share)
●	Net working capital totaled $3.8 million at June 30, 2019 (March 31, 2019 – $5.5 million), with an additional C$0.9 million pending from $0.50 warrants expiring November 27, 2019

“During the recent period of low metal prices, we continued to make capital investments and advance exploration programs at both of our projects, leaving us well positioned for the improving silver price environment that we are now seeing,” stated Brendan Cahill, President and CEO. “Our ongoing optimization work has delivered results, reducing AISC by 27% quarter-over-quarter. We still have a number of opportunities to follow-up on to further reduce costs and and increase metal production. Toll milling of ore from Hecla’s San Sebastian Mine commenced in Q2 and is expected to ramp up in Q3, bolstering cash flow. With silver prices now almost $1.50/ounce higher than the average price realized during Q2, we will continue to focus on increasing cash flow and exploring for discoveries at both Platosa and Evolución.”

Financial Results

Financial results for the three- and six-month periods ended June 30, 2019 and 2018 were as follows:

(‘000s of USD, except amounts per share and per ounce)	Q2 2019	Q2 2018	6-Mos 2019	6-Mos 2018
Revenue (1)	8,674	9,877	13,853	15,788
Production costs	(6,797)	(5,173)	(11,409)	(9,132)
Depletion and amortization	(1,149)	(854)	(2,318)	(2,136)
Cost of sales	(7,946)	(6,027)	(13,727)	(11,268)
Gross profit (loss)	728	3,850	126	4,520

Corporate administration	(1,028)	(1,428)	(2,389)	(2,905)
Exploration	(967)	(1,053)	(1,972)	(1,761)
Other	34	(497)	(240)	(415)
Net finance cost	(335)	(409)	(387)	615
Income tax recovery (expense)	(640)	845	(1,131)	(22)
Net income (loss)	(2,208)	1,254	(5,993)	32
Income (loss) per share – basic	(0.02)	0.01	(0.06)	0.00

Cash flow from (used in) operations (2)	208	2,253	(769)	2,724
Cash flow from (used in) operations per share – basic	0.00	0.02	(0.01)	0.03

Production cost per tonne (3)	304	225	289	227
Cash cost per silver ounce payable net of byproducts ($/Ag oz)	9.18	(1.07)	10.06	0.90
All-in sustaining cost (“AISC”) per silver ounce payable ($/Ag oz)	16.89	9.75	19.82	12.21
Realized prices:(4)
Silver – ($US/oz)	14.93	16.56	14.95	16.54
Lead – ($US/lb)	0.85	1.08	0.86	1.08
Zinc – ($US/lb)	1.23	1.41	1.25	1.42

(1)	Revenues are net of treatment and refining charges.
(2)	Cash flow from operations before changes in working capital.
(3)	Production cost per tonne includes mining and milling costs excluding depletion and amortization.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

Net revenues decreased by 12% to $8.7 million in Q2 2019 ($9.9 million in Q2 2018) due to a combination of significantly lower realized metal prices (Ag -10%, Pb -22% and Zn -13%) partially offset by higher AgEq ounces payable of 660,292 sold (568,370 in Q2 2018).

Cost of sales, including depletion and amortization, increased 32% between Q2 2019 and Q2 2018 due to increased tonnage mined, higher electricity prices, inventory varianceof $0.6 million due to the processing of stockpiled material from Q1 2019 and higher depreciation and amortization cost of $0.3 million.

The Company recorded a net loss of $2.2 million in Q2 2019 (Q2 2018 – net income of $1.3 million), with the contributors being lower revenues as a result of lower metal prices, increased cost of sales and a $1.5 million difference in deferred income taxes.

Exploration drilling continued on the Platosa property with 5,495 metres drilled in Q2 2019 (6,221 metres in Q2 2018), resulting in slightly lower exploration expenses than in Q2 2018.

Cash cost net of by-products per silver ounce payable (or Total Cash Cost) of $9.18 in Q2 2019 was higher due to a combination of lower by-product credits due to materially lower metal prices, offset by higher silver ounces recognized in the quarter.

AISC net of byproducts per silver ounce payable in Q2 2019 of $16.89 resulted from higher Total Cash Cost as described above (Q2 2018 – $9.75). AISC excluding non-cash items of $16.11 in Q2 2019 was 27% lower than Q1 2019 of $21.97.

All financial information is prepared in accordance with IFRS, and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this press release should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three and six month periods ended June 30, 2019 and associated management discussion and analysis (“MD&A”) which are available from the Company’s website at www.excellonresources.com and under the Company’s profile on SEDAR at www.sedar.com.

The discussion of financial results in this press release includes references to “cash flow from operations before changes in working capital items”, “production cost per tonne”, “cash cost per silver ounce payable”, and “AISC per silver ounce payable”, which are non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company’s financial results and performance. Please refer to the Company’s MD&A for the year period ended June 30, 2019, for a reconciliation of these measures to reported IFRS results.

Operating Highlights

Operating performance for the periods indicated below was as follows:

	Q2	Q2	6-Mos	6-Mos
	2019	2018	2019	2018
Tonnes of ore mined:	18,717	16,146	38,801	29,930
Tonnes of ore processed:	19,964	16,580	36,733	29,601
Tonnes of historical stockpile processed:	-	6,291	1,450	12,155
Total tonnes processed:	19,964	22,872	38,183	41,756
Ore grades:
Silver (g/t)	514	507	523	478
Lead (%)	4.97	5.67	4.99	5.27
Zinc (%)	7.40	8.38	7.67	8.32
Historical stockpile grades:
Silver (g/t)	-	172	123	174
Lead (%)	-	1.76	1.22	1.68
Zinc (%)	-	2.38	1.44	2.39
Blended head grade (ore and historical stockpiles):
Silver (g/t)	514	415	508	390
Lead (%)	4.97	4.59	4.85	4.23
Zinc (%)	7.40	6.73	7.44	6.59
Recoveries:
Silver (%)	90.6	89.6	90.2	89.2
Lead (%)	83.6	80.2	79.5	80.8
Zinc (%)	79.6	82.2	78.9	82.9
Production:(1)
Silver – (oz)	276,805	277,701	537,249	472,163
AgEq ounces (oz)(2)	582,937	637,205	1,105,198	1,119,284
Lead – (lb)	1,763,316	1,874,967	3,139,740	3,123,385
Zinc – (lb)	2,499,403	2,810,564	4,709,028	5,064,014
Payable:(3)
Silver ounces – (oz)	328,778	249,309	502,972	415,385
AgEq ounces (oz) (2)	660,292	568,370	1,043,730	975,364
Lead – (lb)	2,130,372	1,773,097	3,021,084	2,912,762
Zinc – (lb)	2,554,290	2,392,204	4,474,024	4,226,947

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser(s). Data has been adjusted to reflect final assay and price adjustments for prior period deliveries settled during the period.
(2)	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates.
(3)	Payable metal is based on the metals shipped and sold during the period and may differ from production due to these reasons.

During Q2 2019, operations at Platosa accessed multiple ore faces. Efficiencies implemented in previous quarters continued to deliver results with lower dilution, higher grades and steady metal production rates. As a result, payable metals increased and average tonnes per day (“tpd”) decreased to 213 tpd in Q2 2019 versus 226 tpd in Q1 2019. Total tonnage processed of 19,964 tonnes in Q2 2019 was 13% lower relative to Q2 2018. Production for H1 2019 was generally in line with H1 2018.

Mining operations are expected to continue at a steady rate as development has progressed towards the next production horizon in levels 916 in Manto 623 and 913 in Manto Pierna. The Company will continue to implement efficiencies underground to improve dilution and grades. As previously discussed, minor adjustments at the Miguel Auza processing facility are ongoing and the mill is processing a bulk sample from Hecla’s San Sebastian Mine.

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit (CRD) mineralization on the 21,000 hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000 hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects in the Americas.

Additional details on the La Platosa Mine and the rest of Excellon’s exploration properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer or

Anna Ladd-Kruger, Chief Financial Officer & VP Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.